1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE	TSXV:ITR ; NYSE American: ITRG
June 26, 2026	www.integraresources.com

INTEGRA REPORTS VOTING RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to report the voting results from its Annual General Meeting of Shareholders held on June 26, 2026 (the "AGM").  A total of 71,899,370 shares has been voted, representing 35.55% of the Company's outstanding shares. The matters voted as part of the AGM are described below.

AGM Voting Results

1. Number of Directors: Setting the number of directors at eight was approved.

	For %	Against %
To Set the Number of Directors at Eight	99.93%	0.07%

2. Election of Directors: The following individuals were elected as directors for the ensuing year: Anna Ladd-Kruger, George Salamis, Timo Jauristo, C.L. "Butch" Otter, Carolyn Clark Loder, Ian Atkinson, Janet Yang and Chantal Lavoie.  The following is a summary of the voting results for the Company's eight directors:

Nominees	For %	Withheld %
Anna Ladd-Kruger	99.89%	0.11%
George Salamis	96.69%	3.31%
Timo Jauristo	99.96%	0.04%
C.L "Butch" Otter	99.95%	0.05%
Carolyn Clark Loder	99.90%	0.10%
Ian Atkinson	99.96%	0.04%
Janet Yang	99.94%	0.06%
Chantal Lavoie	99.94%	0.06%

3. Appointment of BDO Canada LLP as Auditors of the Company: BDO Canada LLP, were appointed as auditors of the Company at a remuneration to be fixed by the directors.

	For %	Withheld %
Appointment of BDO LLP as Auditors of the Company	99.99%	0.01%

4. Approval of the Amended and Restated Equity Incentive Plan: The Company's Amended and Restated Equity Incentive Plan (the "Amended Plan") was approved by shareholders.

	For %	Against %
Approval of the Amended and Restated Equity Incentive Plan	98.76%	1.24%

The Amended Plan is a "rolling" plan, pursuant to which the aggregate number of common shares to be issued under the plan shall not exceed 10% of the Company's issued and outstanding common shares. Under the Amended Plan the number of incentive stock options reserved for issuance is 5,000,000, the number of restricted share units reserved for issuance is 7,000,000 and the number of deferred share units reserved for issuance is 4,000,000. Please see the Company's Management Information Circular dated May 11, 2026 for further information on the Company's Amended Plan.  The Amended Plan remains subject to the final acceptance of the TSX Venture Exchange.

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the final acceptance by the TSX Venture Exchange of the Amended Plan; the Company's plans, objectives and expectations in respect of its projects; and the future financial or operating performance of the Company.

Forward-looking statements are based on a number of factors and assumptions and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward‐looking statements. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.